

13031512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Edge ECN, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd, 6th Floor
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen Badach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Edge ECN, LLC d/b/a DE Route, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

MARIA CORONA S. BUGARIN
Notary Public of New Jersey
My Comm. Expires Sept. 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Direct Edge ECN LLC (d/b/a DE Route)
Index
December 31, 2012

	Page(s)
Independent Auditor's Report	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7-10
Supplementary Schedules	
Schedule I. Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II. Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12



Independent Auditor's Report

To the Member of
Direct Edge ECN LLC (d/b/a DE Route):

We have audited the accompanying financial statements of Direct Edge ECN LLC, (d/b/a DE Route) ("DE Route"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DE Route at December 31, 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, NY
February 27, 2013

Direct Edge ECN LLC (d/b/a DE Route)
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 10,864,841
Intercompany receivable	4,810,721
Total assets	$ 15,675,562
Liabilities and Member's Equity	
Liabilities	
Payable to brokers and dealers	$ 2,484,155
Intercompany payable	279,822
Total liabilities	2,763,977
Commitments and contingent liabilities (Note 3)	
Member's equity	
Total member's equity	12,911,585
Total liabilities and member's equity	$ 15,675,562

The accompanying notes are an integral part of these financial statements.

Direct Edge ECN LLC (d/b/a DE Route)
Statement of Operations
Year Ended December 31, 2012

Revenues	
Commissions and fees	$ 62,712,720
Other revenues	25,747
Total revenues	62,738,467
Expenses	
Execution, routing and clearance fees	55,864,851
General, administrative and other	4,643,732
Total expenses	60,508,583
Net income	$ 2,229,884

The accompanying notes are an integral part of these financial statements.

Direct Edge ECN LLC (d/b/a DE Route)
Statement of Changes in Member's Equity
Year Ended December 31, 2012

	Member's Equity
Balance, December 31, 2011	$ 25,681,701
Distributions to Parent	(15,000,000)
Net income	2,229,884
Balance, December 31, 2012	$ 12,911,585

The accompanying notes are an integral part of these financial statements.

Direct Edge ECN LLC (d/b/a DE Route)
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities	
Net income	$ 2,229,884
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in operating assets	
Intercompany receivable	926,969
(Decrease) in operating liabilities	
Payable to brokers and dealers	(1,217,122)
Intercompany payable	(90,840)
Net cash provided by operating activities	1,848,891
Cash flows from financing activities	
Distribution to parent	(15,000,000)
Net cash used in financing activities	(15,000,000)
Decrease in cash and cash equivalents	(13,151,109)
Cash and cash equivalents	
Beginning of year	24,015,950
End of year	$ 10,864,841

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of the Business

Direct Edge ECN, LLC (d/b/a DE Route) (the "Company"), a Delaware limited liability company, operates as a routing broker-dealer for its affiliate stock exchanges, EDGA Exchange Inc ("EDGA") and EDGX Exchange Inc ("EDGX"), collectively the "Exchanges", by sending orders to other market centers for execution in accordance with the Exchanges' member order instructions and requirements. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, Nasdaq Stock Market, New York Stock Exchange, EDGA and EDGX. The Company's sole member is Direct Edge Holdings, LLC (the "Parent").

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent short-term investments with an original maturity of less than 90 days and cash. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. As of December 31, 2012 the balance principally consists of short term investments and cash held of $9,572,449.

Broker Dealer Activities

The Company records fees earned from the Exchanges for routing orders to other liquidity destinations, and related expenses, including execution, clearance and activity remittance fees, on a trade date basis. Any amount receivable at December 31, 2012 is recorded as intercompany receivable.

Estimated Fair Value of Financial Instruments

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

General, administrative and other

Included in general, administrative and other is a monthly charge by an affiliate of the Company, Direct Edge Inc ("DEI"), for certain allocated expenses paid by DEI. These expenses include communications, data processing and depreciation which are allocated based on volume of transactions. These expenses also include employee compensation and benefits, professional fees and other expenses which are allocated based on expenses which specifically relate to the Company.

Income Taxes

The Company does not provide for income taxes in the accompanying financial statements. Under current federal, state and local tax laws, a limited liability company with only one member is disregarded as an entity separate from its owner, unless an election has been made to classify the

entity as an association taxable as a corporation. As the Company has not made such an election, the Company is disregarded as an entity separate from its owner and is not subject to federal, state, or local income taxes.

3. Commitments and Contingent Liabilities

ASC 460-10, "Guarantees", requires the disclosure of the representations and warranties that the Company enters into which may provide general indemnifications to others. The Company, in its normal course of business, may enter into legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company's management expects the risk of loss to be remote.

The Company, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

4. Related Party Transactions

The Company holds an expense sharing agreement with DEI, where DEI charges the Company for overhead expenses including employee compensation and benefits, communication and data processing, depreciation, professional fees, and other.

During 2012, these expenses amounted to:

Communications and data processing	$ 3,369,326
Depreciation	714,929
Professional fees	359,484
Employee compensation and benefits	192,500
Other	7,493
	$ 4,643,732

At December 31, 2012, the amount payable to DEI of $279,822 is included within the intercompany payable balance.

The Company receives revenue from EDGA and from EDGX for routing services performed on behalf of EDGA and EDGX respectively. In addition, the Company is also required to pay route fees to EDGA for orders received from EDGX and routed to EDGA and required to pay route fees to EDGX for orders received from EDGA and routed to EDGX. During 2012, commissions and fees earned for routing services performed on behalf of EDGA and EDGX amounted to $37,340,759 and $15,215,699, respectively. During 2012, route fees accrued or paid to EDGA and EDGX amounted to $1,011,940 and $9,528,075, respectively. In addition, the Company has $10,156,262 of activity remittance fees earned from the Exchanges included in commissions and fees on the Statement of Operations. At December 31, 2012, $4,810,721 is receivable from EDGA and EDGX for routing services, route fees and activity remittance fees and is included in intercompany receivable on the Statement of Financial Condition. The Company routes transactions to three member affiliates. These affiliates either rebate or charge fees to the

Company for these transactions. During 2012 transaction fees paid or accrued amounted to $294,694 and rebates received or accrued amounted to $1,229,172.

5. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the Exchanges. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

6. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2012, the Company had net capital of $8,075,864 which was $7,891,599 in excess of its required net capital of $184,265.

7. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability

through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents, intercompany receivable and payable and payable to brokers and dealers.

The Company's Level 1 financial instruments represent cash and cash equivalents.

The Company's remaining financial instruments would be characterized as Level 2.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2013, which is the date the Financial Statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the Financial Statements, as of or for the year ended December 31, 2012.

Direct Edge ECN LLC (d/b/a DE Route)
Computation for Net Capital Under SEC Rule 15c3-1
December 31, 2012 — Supplementary Schedule I

Computation of Net Capital	
Total member's equity	$ 12,911,585
Nonallowable assets and deductions and charges	
Nonallowable assets	
Intercompany receivable	4,810,721
Tentative net capital	8,100,864
Haircuts	25,000
Net capital	$ 8,075,864
Computation of basic net capital requirement	
Aggregate indebtedness	
Payable to brokers and dealers	$ 2,484,155
Intercompany payable	279,822
Total aggregate indebtedness	$ 2,763,977
Net capital requirement	
(the greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 184,265
Excess net capital	$ 7,891,599
Percentage of aggregate indebtedness to net capital	34.23%

There are no material differences between the amounts presented in the computation of net capital under the Securities and Exchange Commission Rule 15c3-1 and the corresponding amounts prepared by the Company in its unaudited Form.X-17A-5 Part 11A FOCUS filing as of December 31, 2012.

Direct Edge ECN LLC (d/b/a DE Route)
Computation for Net Capital Under SEC Rule 15c3-3
December 31, 2012 — Supplementary Schedule II

The Company has claimed exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.



Report of Independent Accountants

To Direct Edge ECN LLC (d/b/a DE Route):

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Direct Edge ECN LLC (d/b/a DE Route) (the "Company") for the year ended December 31, 2012, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a) Compared payments of $7,999 reported on item 2B on page 1 to check number 002903 dated July 27, 2012 obtained from Julia Bondy, Controller, noting no difference.

   b) Compared payment of $9,185 on Item 2F on page 1 to check number 003833 dated February 21, 2013 obtained from Julia Bondy, Controller, noting no differences.

2. Compared the Total Revenues amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total revenue amount of $62,738,468 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c.(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $55,864,852, to the Company's trial balance provided by Julia Bondy, Controller, for the year ended December 31, 2012, noting a $1 difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



a. Recalculated the mathematical accuracy of the total assessment balance and interest due on page 1, line 2F of $9,185, noting no differences.

b. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,873,616 and $17,184, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2013

DEJ

SIPC-7
33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066963 FINRA DEC
DIRECT EDGE ECN LLC 12*12
DE ROUTE
FINANCE/ACCOUNTS PAYABLE
545 WASHINGTON BLVD 6TH FL
JERSEY CITY NJ 07310-1607

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 17,184

B. Less payment made with SIPC-6 filed (**exclude interest**) (7,999)

7/27/12
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,185

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,185

H. Overpayment carried forward $(—)

ENTERED 2/21/13

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DIRECT EDGE ECN
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 21st day of FEBRUARY, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 62,738,468

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 55,864,852

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 55,864,852

2d. SIPC Net Operating Revenues $ 6,873,616

2e. General Assessment @ .0025 $ 17,184

(to page 1, line 2.A.)